Exhibit 99.1

Concha y Toro and Brown Forman complete the sale of Fetzer Vineyards.

Santiago, April 15, 2011: Viña Concha y Toro S.A. (NYSE: VCO) announced today the final closing of the acquisitionof Fetzer Vineyards and related assets that Brown- Forman Corporation owned in California, USA. This process was completed successfully, which means the transfer of ownership is fully assumed by Concha y Toro.

“For Concha y Toro, the future development of the brands of Fetzer Vineyards is an important challenge, something to which Concha y Toro commits all its effort and energy to continue with the history of quality which it has already deservedly earned. I am sure that the joint work teams of Concha y Toro and Fetzer Vineyards will be capable of continuing toward a new stage of development. And the integration of this operation will enable us to incorporate the culture of excellence and commitment of Fetzer’s team, also continuing to strengthen links with its surroundings and community, in this beautiful zone of Mendocino”, said Eduardo Guilisasti, Chief Executive Officer of Concha y Toro.

This acquisition contemplates a portfolio of brands with an attractive positioning in the American market, including: Fetzer®, Bonterra®, Five Rivers®, Jekel®, Sanctuary® and Little Black Dress® wines. The brands acquired represented a volume of 3.1 million cases and sales of US$ 156 million in the year 2010. The acquisition also includes 429 hectares of owned and leased vineyards in Mendocino County, California, warehouses and production capacity for 36 million liters (in Hopland, California) and 6 million liters (in Paso Robles, California), and a bottling plant. The principal installations are at Hopland, California and employ approximately 240 people.

FURTHER INFORMATION:

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Fetzer is one of the ten biggest selling brands in the American market. It is also a pioneer in the development of sustainable practices with the environment, a commitment that has marked its progress in the last 20 years.

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Bonterra is the undisputed leader in the premium organic category and píoneer in the development of vineyards in this category since 1987. With sales of 300 thousand cases per year, it is three times greater than the nearest organic competitor in the United States.

Press contacts: Isabel Alvarez B.
56-2-4765133
ialvarez@conchaytoro.cl

Head of Investor Relations: Andrés Izquierdo
Investor Relations Department
Tel: (56-2) 476-2738